September 1, 2010

BY HAND AND BY EDGAR

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:	FundCore Institutional Income Trust Inc.
Amendment No. 2 to Registration Statement on Form S-11
(File No. 333-167420)

Dear Mr. Kluck:

On behalf of FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-11 filed with the Commission on July 29, 2010.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 23, 2010 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

FundCore Institutional Income Trust Inc.

September 1, 2010

General

1.	We note your response to comment 11 in our letter dated July 9, 2010. In response to our comment you provided supplemental materials. It is not clear how the information provided supports all of the quantitative and qualitative business and industry data used in your registration statement, including, but not limited to, the statements noted in our original comment. We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

The Company is submitting to you supplementally as Annex A support for all quantitative and qualitative business and industry data used in the Registration Statement. The Company confirms that none of the supporting materials were prepared specifically for it in connection with this offering.

2.	We note your response to comment 12 in our letter dated July 9, 2010. We will continue to monitor your filing for your response to this comment, as it pertains to your disclosure regarding the impact of the 1940 Act on pages 18 and 29 through 30.

The Company notes the Staff’s comment and has revised the disclosure in the summary and risk factors sections of the Registration Statement to reflect our conversation with Rochelle Plesset.

Prospectus Cover Page

3.	We note your cross-reference on the cover page to the “Prospectus Summary — How long with the offering last?” section. Please revise the cover page to delete the use of cross-references except for the cross-reference to the risk factors.

The Company has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

4.	Please revise the cover page to discuss the date that the offering will end, the minimum purchase requirements, and any arrangements to place the funds in an escrow account as required by Item 501(b)(8)(iii) of Regulation S-K.

The Company has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

FundCore Institutional Income Trust Inc.

September 1, 2010

5.	We note your response to comment 10 in our letter dated July 9, 2010 and your revised risk factor on page 23. Please add a summary risk factor to disclose the risk that the “asset management fee payable to [your] advisor is based upon the cost of assets [you] acquire and to the extent there is a decline in the value of [your] assets, the asset management fee could be significantly in excess of 1.0% of the value of your assets.”

The Company has revised the Registration Statement to clarify that the asset management fee will be calculated based on the cost basis of the asset less any impairment recognized. The management fee, therefore, will decline as impairments are recognized. As a result of this clarification, the Company believes that the risk is that it could make a determination of an impaired asset’s value that is inconsistent with the market value. In such circumstance, it is possible that the management fee payable to the Advisor will be in excess of 1% of the market value of an asset. The Company has revised the disclosure on the cover page and pages 5, 14, 24 and 86 accordingly.

Prospectus Summary, page 1

What is our advisor’s competitive advantage?, page 6

6.	We note your response to comment 7 in our letter dated July 9, 2010 and we reissue our comment in part. Please remove performance information from the summary section. For example only, we note your disclosure regarding the participation in over 100 CMBS transactions totaling $200 billion. Please discuss these amounts elsewhere in the prospectus where you can provide greater discussion and more balanced disclosure. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

The Company has revised the disclosure on page 7 of the Registration Statement in response to the Staff’s comment.

What are the fees that will be paid…?, page 11

7.	We note your response to comment 20 in our letter dated July 9, 2010. It appears that the asset management fee is based solely on the cost of an investment at the time of purchase that the asset management fee to be paid will not increase if the value of the assets purchased go up and that it will not decrease if the value of the assets goes down from month to month. Please clarify this in a footnote if true. Please make similar revisions to your disclosure on page 80.

The Company has revised the disclosure on pages 11 and 81 of the Registration Statement in response to the Staff’s comment.

8.	Please disclose whether you are obligated to pay fees in connection with the disposition of your assets or in connection with your liquidation. If you are not obligated to pay such fees, please disclose this fact and explain why. Please make similar revisions to your disclosure on page 80.

The Company has revised the disclosure on pages 12 and 81 of the Registration Statement in response to the Staff’s comment.

FundCore Institutional Income Trust Inc.

September 1, 2010

Risk Factors, page 18

Our Advisor and its affiliates, including our executive officers…, page 23

9.	We note your response to comment 10 in our letter dated July 9, 2010. Please add a separate risk factor to discuss the risks associated with paying your asset management fee based on the cost of your assets. Please ensure that you discuss all of the risks associated with this method of payment, including the incentive for your advisors to pay more for the investments. Please make similar revisions to the conflicts of interest section.

The Company has revised the disclosure on pages 24 and 86 of the Registration Statement in response to the Staff’s comment.

Estimated Use of Proceeds, page 47

10.	We note your response to comment 26 in our letter dated July 9, 2010. In response to our comment, you have not provided an estimation of the amount of time it will take to invest offering proceeds. We therefore reissue our comment. Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff’s comment.

Calculation of NAV, page 56

11.	We note your response to comment 2 in our letter dated July 9, 2010. Please expand your disclosure to account for redemptions under your share repurchase program. Additionally, we note that you will obtain the assistance of a third-party administrator. Please disclose how you intend to compensate your administrator. Please disclose the name of the third party administrator, identify this individual as an expert and file this individual’s consent as an exhibit to the registration statement or tell us why you do not believe this is required. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 233.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

The Company has revised the disclosure on pages 12 and 56 of the Registration Statement in response to the Staff’s comment. The Company notes for the staff that the Advisor’s third party administrator, Cortland Fund Services LLC (“Cortland”), is not an expert under the Securities Act. Cortland will provide a number of administrative services to the Advisor, which includes administrative assistance in calculating the Company’s NAV. Cortland’s services will not include providing a report, valuation or opinion on the Company’s NAV. The Company, with the assistance of the Advisor will be responsible for calculating the Company’s NAV in accordance with procedures approved by the Company’s Board of Directors, however, Cortland will assist the Advisor in making such calculation.

FundCore Institutional Income Trust Inc.

September 1, 2010

12.	Please describe any oversight role of the board of directors in determining your net asset value.

The Company has revised the disclosure on page 56 of the Registration Statement in response to the Staff’s comment.

The Advisor and the Advisory Agreement, page 67

13.	Please briefly describe the fiduciary obligations of your officers who are employees of your Advisor.

The Company has revised the disclosure on page 72 of the Registration Statement in response to the Staff’s comment. The Company notes for the Staff that the Advisor’s officers are technically employees of an affiliated entity. The Company further notes for the Staff that its officers are also officers of the Advisor.

Prior Performance of the Advisor and its Affiliates, page 83

14.	We note your response to comment 7 in our letter dated July 9, 2010. In response to our comment, you revised your disclosure to state that some of the loans or CMBS transactions “may have experienced delinquencies and losses.” Please clearly state whether loans or CMBS transactions originated by members of your advisor’s management team experience delinquencies and losses and quantify these losses.

The Company has revised the disclosure on pages 18 and 83 of the Registration Statement in response to the Staff’s comment. The Company notes for the Staff that it is unable to quantify delinquencies and losses for several reasons: (1) publicly available data which tracks the performance of the entire pool of loans originated by members of the advisor’s management team from 2002 through February 2009, does not exist (delinquency and loss data for fixed rate loans is tracked by industry research analysts; however such research covers all loans currently outstanding and is not limited to those originated during a particular period) and (2) since members of the advisor’s management team are no longer employed with Merrill Lynch, they do not have access to specific loan performance information from the loan servicers.

15.	We note your response to comment 9 in our letter dated July 9, 2010. Please clarify which individuals were responsible for managing Merrill Lynch Mortgage Lending. Additionally, please clarify that these individuals were members of a committee and did not exercise individual discretion in making investment decisions.

FundCore Institutional Income Trust Inc.

September 1, 2010

The Company has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 84

Interests in Other Real Estate Ventures and Activities, page 84

16.	We note your response to comment 34 in our letter dated July 9, 2010. In response to our comment, you disclosed the number of investment vehicles that presently compete with you. We reissue our comment in part. Please revise to disclose the current number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Provide similar clarification in the appropriate risk factor.

The Company has revised the disclosure on pages 22 and 84 of the Registration Statement in response to the Staff’s comment.

Liquidity Events, page 94

17.	We note your response to comment 37 in our letter dated July 9, 2010. It appears that you may not engage in a liquidity event if your Board does not determine to do so based on section 6.2 of your charter. Please add a risk factor to address the possibility that you could continue in perpetuity. Please also revise your other disclosure to clarify this point including on your cover page and in your summary.

The Company has revised the disclosure on the cover page and pages 5 and 21 of the Registration Statement in response to the Staff’s comment.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-4

18.	We note that you intend to reimburse your Advisor for organization and offering costs on an amortized basis over a period of five years commencing with the completion of the offering period, one year following the end of the escrow period. Please clarify how this policy complies with the guidance outlined in SAB Topic 5A and paragraph 720-15-25-1 of FASB Accounting Standards Codification, which indicates that offering costs may be deferred and charged against the gross proceeds of the offering and organization expenses should be expensed as incurred.

FundCore Institutional Income Trust Inc.

September 1, 2010

The Company clarifies for the Staff that consistent with the guidance outlined in SAB Topic 5A and paragraph 720-15-25-1 of FASB Accounting Standards Codification, offering costs will be deferred and charged against the gross proceeds of the offering and organization expenses expensed as incurred. Note that the Company seed financials deferred the offering costs, and the organizational expenses were disclosed in footnote 4(ii) rather than expense due to their immaterial amount ($3,400). In terms of actual cash outlay, the Company will benefit by reimbursing the advisor the organization and offering costs on an amortized basis over a period of five years commencing with the completion of the offering period.

Part II, page II-1

Exhibits

19.	We note your response to comment 41 in our letter dated July 9, 2010. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K. Additionally, we note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

The Company notes the Staff’s comment and will not incorporate any incomplete exhibits by reference. In addition, the Company will file an executed version of its articles of amendment and restatement as exhibit 3.1 prior to effectiveness of the Registration Statement.

Draft Opinions

20.	Please file these opinions as part of your correspondence on EDGAR.

Attached as Exhibit A to this letter are drafts of the opinions that were supplementally provided to the Staff on July 29, 2010.

Draft Tax Opinion

21.	We note on page 2 that counsel has assumed that you and each of your entities “has been … operated in accordance with the laws of the jurisdictions in which [you were] formed and in the manner described in the relevant organizational documents” and that “each of the written agreements to which [you] are a party has been implemented, construed and enforced in accordance with its terms. This assumes facts that should be known or are readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include these assumptions.

FundCore Institutional Income Trust Inc.

September 1, 2010

The Company notes the Staff’s comment and discussed it with counsel and counsel believes that the assumptions identified above are appropriate and in accordance with customary opinion practice. Counsel acknowledges that facts that should be known or are readily ascertainable should not be so assumed. Factual assumptions are, however, appropriate when information is not readily available or the cost of establishing such information exceeds the likely benefit gained from obtaining such information. Counsel believes that the investigation required to verify the facts necessary to remove the assumptions would be unreasonably expensive and even if undertaken would result in a conclusion that all information is not readily available. For example, to verify that each contract the Company is a party to has been enforced in accordance with its terms would require counsel to investigate the actions of the counterparties to each such contract. Such an investigation on all of the Company’s contracts is not feasible. In addition, to verify that the Company has been operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents would require counsel to investigate the Company’s operations for each day since its formation. This too is not feasible. Furthermore, verifying that the Company operated in accordance with the laws of the jurisdiction in which it was formed would require counsel to make certain judgments about Maryland law for which it is not qualified to do since it does not practice in the state of Maryland. Therefore, counsel respectfully declines to delete the assumptions noted above.

Sales Literature

22.	We note your statement on the cover page that “This material should be preceded or accompanied by a prospectus.” Please revise to state that the material must be preceded or accompanied by a prospectus. Additionally, please confirm that the material will be preceded or accompanied by a prospectus.

The Company has revised the cover of the sales literature in response to the Staff’s comment and has provided it supplementally as Annex B. The Company confirms the sales literature will be preceded or accompanied by a prospectus.

23.	We note you have provided footnotes for disclosure. Please note that footnotes must appear on the page where the information is presented. Additionally, please revise so that the footnotes are presented with equal prominence to the remainder of your disclosure.

The Company has revised the sales literature in response to the Staff’s comment.

24.	Please revise to give your risk factors discussion equal prominence to the other information in the brochure. This disclosure should be presented in the same font type and size as the remainder of your disclosure in the brochure.

FundCore Institutional Income Trust Inc.

September 1, 2010

The Company has revised the sales literature in response to the Staff’s comment.

* * * * *

Please contact the undersigned at (212) 735-2694 should you require further information or have any questions.

Very truly yours,

/s/ Phyllis Korff
Phyllis Korff

cc:	Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center, 30th Floor
New York, NY 10281

Exhibit A

[—], 2010

FundCore Institutional Income Trust Inc.

One World Financial Center, 30th Floor

New York, NY 10281

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) by FundCore Institutional Income Trust Inc., a Maryland corporation (“FundCore”), of shares of FundCore common stock, $0.01 par value per share (“Common Stock”), pursuant to a registration statement on Form S-11 (Reg. No. 333-167420) (the “Registration Statement”), Amendment No. [—] of which was filed with the Securities and Exchange Commission (the “Commission”) on [—], 2010. We have acted as tax counsel to FundCore in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of officers of FundCore (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of FundCore and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely

FundCore Institutional Income Trust Inc.

September 1, 2010

describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the Officers’ Certificate. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) FundCore and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to FundCore or any investment therein, other than as expressly stated herein.

FundCore Institutional Income Trust Inc.

September 1, 2010

Based on and subject to the foregoing, we are of the opinion that:

1. Commencing with FundCore’s initial taxable year ending on December 31, 2010, FundCore has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. As noted in the Registration Statement, FundCore’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of FundCore’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

2. Although the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the ownership and disposition of Common Stock, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of Common Stock of FundCore, subject to the qualifications set forth therein. The United States Federal income tax consequences of the ownership and disposition of such Common Stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “Federal Income Tax Considerations” as applied to any particular holder.

This opinion is furnished to you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the headings “Risk Factors,” “U.S. Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

FundCore Institutional Income Trust Inc.

September 1, 2010

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

                    , 2010

FundCore Institutional Income Trust Inc.

30th Floor

One World Financial Center

New York, New York 10281

Re:	Registration Statement on Form S-11 (File No. 333-167420)

Ladies and Gentlemen:

We have served as Maryland counsel to FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 75,000,000 shares (the “Shares”) of Common Stock, $.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 50,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 25,000,000 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix A and the Plan attached thereto as Appendix B) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

FundCore Institutional Income Trust Inc.

September 1, 2010

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VII of the Charter.

FundCore Institutional Income Trust Inc.

September 1, 2010

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,